UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPTIBASE LTD.
(Name of Subject Company)

OPTIBASE LTD.
 (Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)

Amir Philips
Chief Executive Officer
Optibase Ltd.
8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adva Bitan, Adv. Gross Law Firm 1 Azrieli Center, Round Tower Tel Aviv 6701101, Israel Tel: +972-3-6074444	Jon Venick, Esq. Sanjay Shirodkar, Esq. Jeremy Lustman, Esq DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4651	Tuvia Geffen, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel Aviv 6789717, Israel Tel: +972-3-6235000

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit    Document

99.1          Press release, dated December 2, 2021.

Cautionary Statement Regarding Forward Looking Statements:

Certain statements in this communication are forward-looking statements. These statements relate to future events and are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks and uncertainties associated with the tender offer or any other offer or proposal, the outcome of any litigation related to the tender offer or any other offer or proposal, the Board’s recommendation to the shareholders concerning the tender offer or any other offer or proposal, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

Additional Information:

This communication is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities. In response to the tender offer commenced by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama and Shlomo (Tom) Wyler, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Such materials will be made available to the Company’s shareholders at no expense to them in the Investor Relations section of the Company’s web site at http: www.optibase-holdings.com. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC website: www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 2, 2021

OPTIBASE LTD. By: /s/ Amir Philips Amir Philips Chief Executive Officer